DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

March 2, 2010

Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA Attention: Mr. Jeff Riedler Assistant Director

Re:	YM BioSciences Inc.
Form 20-F for the Year Ended June 30, 2009 Filed September 25, 2009
Form 6-K Filed October 7, 2009
File No. 001-32186

Dear Sirs and Mesdames:

On behalf of our client, YM BioSciences Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, reference is made to the Staff’s letter to the Company, dated February 16, 2010 (the “Comment Letter”), in respect of the above noted filings.

It has taken longer than expected for the Company to gather and prepare the information necessary to respond to the comments contained in the Comment Letter, and the Company continues to gather and prepare such information.  As a result, the Company currently expects that it will be in a position to respond to the comments raised in the Comment Letter on or before Monday, March 15, 2010.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (604) 687-5151.

Yours truly,
/s/ Daniel M. Miller
Daniel M. Miller

cc:           David G.P. Allan
YM BioSciences Inc.